SEC File No. 82-34751

# Elementis plc

**Documents Furnished Under Cover of Letter Dated December 15, 2006**

| Number | Document Description | Document Number | Date of Document |
|---|---|---|---|
| 1. | Regulatory News Service Notice | 9501N | December 15, 2006 |




06019396

SEC File No. 82-34751



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

12/15/06 02:22 AM

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Subject News Alert: Elementis PLC - Trading Statement

This Email Alert service is brought to you by Elementis

RNS Number:9501N
Elementis PLC
15 December 2006

Elementis plc (LSE:ELM) today issues a trading update, ahead of the preliminary
results for the year ending 31 December 2006.

Trading performance for the year ending 31 December 2006 is in line with market
expectations, and market conditions in the second half of the year have been broadly the same as for the first half. In addition, benefits from the Group's recently announced restructuring program are being delivered more quickly than previously anticipated and, as a result, around £2 million of savings that were
scheduled to be delivered in 2007 have been brought forward to 2006.

The company will make its Preliminary Results announcement on February 27, 2007.
Enquiries:

Elementis plc — Tel: +44 (0) 20 7408 9300
Brian Taylorson — Finance Director

Financial Dynamics
Andrew Dowler — Tel: +44 (0) 20 7831 3113
Greg Quine

This information is provided by RNS
The company news service from the London Stock Exchange

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